Exhibit 1

NEWS RELEASE

Stock Symbols: AEM (NYSE and TSX)	For further information: David Smith Director, Investor Relations (416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

For Immediate Release:

AGNICO-EAGLE ANNOUNCES CONVERSION OF 2.3 MILLION OUNCES INTO GOLD RESERVES AT SUURIKUUSIKKO; PRODUCTION DECISION EXPECTED IN Q2, 2006

TORONTO, February 21, 2006 — Agnico-Eagle Mines Limited announced today that probable gold reserves at its Suurikuusikko gold project in northern Finland total 2.3 million ounces. Previously, only measured and indicated resources had been defined on the property. The Suurikuusikko project was acquired through the acquisition of Riddarhyttan Resources AB in 2005.

Highlights of the Suurikuusikko Project

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  2.3 million ounces of probable gold reserves from 13.8 million tonnes grading 5.3 grams per tonne
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  Measured and indicated resource contains 1.9 million tonnes grading 4.2 grams per tonne, or 252,000 ounces of gold.
  •
  Inferred resource contains 6.7 million tonnes grading 4.4 grams per tonne, or 934,000 ounces of gold.
  •
  Feasibility study nearing completion. Contemplates 3,000 tonne per day mining scenario, initially from open pit, transitioning to underground
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  Capital expenditures expected to be approximately $170 million
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  Large, prospective, land position comprising 6,475 hectares. Known strike length of the gold bearing structure is 15 kilometres, with only 5 kilometres drilled so far

"Agnico-Eagle is proud to be expanding into Finland, a country in which there is a long history of mining. Also, the large new gold reserve and resource at Suurikuusikko remains open for further expansion" said Sean Boyd, Vice-Chairman and Chief Executive Officer. "Our feasibility study is nearing completion and a production decision is anticipated in the second quarter of this year." added Mr. Boyd.

The Suurikuusikko Property

On November 9, 2005, Agnico-Eagle announced the successful closing of a share exchange offer to acquire the remainder of the shares of Riddarhyttan that it did not already own. The principal asset of Riddarhyttan was a 100% interest in the Suurikuusikko gold property in the Lapland area of northern Finland.

Suurikuusikko is situated approximately 50 kilometres from the municipality of Kittilä, a community of 5,000 thousand people, located 900 kilometres north of Helsinki. The property is comprised of a total of 83 tenements covering a surface area of 6,475 hectares. It was originally discovered in 1986 by the Geological Survey of Finland. Riddarhyttan successfully acquired the property in 1998 through a public tender process.

The known strike length of the gold bearing structure is 15 kilometres, with only 5 kilometres drilled so far, providing the potential for the discovery of additional gold bearing zones.

For a location map of Suurikuusikko, please follow the link below.

http://www.agnico-eagle.com/suuripropertymap.php

The Exploration Program — Potential For Further Reserve and Resource Growth

The Suurikuusikko deposit is hosted by a north-south oriented shear zone containing multiple mineralized lenses, which have been traced over a strike length of 15 kilometres. Most of the work has been focused on the 4.5 kilometres which host the known gold reserves and resources.

From north to south, the zones are Rimminvuoma, North Rouravaara, Central Rouravaara, Main East, Main West, Etelä and Ketola. The Main West and East zones host approximately 83% of the probable gold reserve estimate. Most of the focus of the recent work has been on the Main and Rouravaara Zones. Up to the end of December 2005, a total of 555 drill holes, comprising 157,238 metres of diamond drilling, were completed on the property.

Since the beginning of the year, eight drills have been in operation on the property, five on resource conversion, two on exploration drilling, and one on condemnation drilling required for the feasibility study.

The Main West and East Zones

The last drilling results were reported by Riddarhyttan in August 2005. Some of the highlights from the holes drilled in the Main zones since that time have been tabulated below:

Drill Hole	TRUE Thickness (m)	From (m)	To (m)	Gold (g/t) (cut to 50g/t)

Main West Zone

SUBH 5046	4.7	447.0	454.0	6.7

SUBH 5060	6.9	668.0	678.6	5.0

SUBH 5069	3.1	470.0	475.0	8.5

SUBH 5078	7.3	476.0	486.0	7.9

SUBH 5103	15.3	407.6	434.1	4.7

Main East Zone

SUBH 5046	7.4	429.1	440.4	3.8

SUBH 5060	2.5	643.0	647.0	10.2

SUBH 5069	17.2	427.4	455.9	5.6

SUBH 5090	22.3	414.9	446.9	8.1

SUBH 5098	20.0	300.6	330.5	5.8

The Main West and East zones have been traced over a horizontal distance of 1.5 kilometres and a vertical depth of approximately 800 metres below surface. Most of the converted reserves are located within the Main zones, which are known to contain at least three, roughly parallel, gold bearing lenses.

It is these types of parallel zones, which require additional drilling either from surface or underground, that contribute to the additional potential of the property. The drilling continues to confirm a northern plunge which is open for further expansion at depth and to the north.

The Main zones are currently the focus of mine planning for an open pit and underground mine as part of the feasibility study. Over 600,000 ounces of the gold reserves are located in the proposed open pit. This study is expected to be completed in the second quarter of 2006.

The Central and North Rouravaara Zones

The Central and North Rouravaara zones have been the focus of much of the exploration drilling over the past year and have developed into significant gold zones, in terms of tonnage, grade and exploration potential. Drilling has confirmed that they have similar characteristics as the Main zones, in that they also contain several, roughly parallel, gold bearing zones. The Rouravaara zones have been traced over a strike length of 500 metres and down to a depth of approximately 500 metres below surface. Parts of the Rouravaara zones have been characterized by significant thicknesses and potentially higher grades than the Main zones. Some of the most recent drilling results have been highlighted below:

Drill Hole	TRUE Thickness (m)	From (m)	To (m)	Gold (g/t)

Central Rouravaara Zone

SUBH 5066	31.5	360.8	408.0	5.5

SUBH 5073	12.0	515.0	534.3	9.4

SUBH 5081	22.3	296.7	340.3	5.1

SUBH 5104	27.7	343.6	391.2	6.1

North Rouravaara Zone

SUBH 6001	11.4	583.7	599.2	3.1

The latest drill hole SUBH 6001 was significant as it is the northernmost intersection to date, the deepest on the northern section of the Rouravaara North zone. This result suggests that this zone is open in all directions at depth.

The latest drilling on both the Main and Rouravaara zones continue to confirm the upside potential of the entire Suurikuusikko gold structure. The drilling over the past 18 months has continued to grow the deposit and provide a better understanding of the geological controls. For 2006, Agnico Eagle will continue to drill with the seven exploration drills presently on site. The program will continue on resource conversion; testing the deposit at depth, and along strike, especially towards the north. An underground exploration and development program is currently being considered as part of the feasibility study.

For a longitudinal section and surface deposit plan of Suurikuusikko, please follow the link below.

http://www.agnico-eagle.com/suurilongsection.php

For a geology plan of Suurikuusikko, please follow the link below.

http://www.agnico-eagle.com/suurigeologymap.php

Large And Expanding Gold Reserves And Resources

All of the drill results up to the end of January, 2006 were incorporated into the latest mineral reserve and resource estimate.

Cautionary Note to U.S. investors concerning estimates of Measured and Indicated Resources. This section uses the terms "measured" and "indicated resources." We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Cautionary Note to U.S. investors concerning estimates of Inferred Resources. This section also uses the term "inferred resources." We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Agnico-Eagle's work has essentially confirmed previous estimates and resulted in the initial conversion of resource into gold reserves. A summary follows:

	Contained gold (000's ounces)	Gold Grade (g/t)	Tonnes (000's)

Probable Reserve	2,325	5.26	13,757

Measured and Indicated Resource	252	4.19	1,870

Inferred Resource	934	4.35	6,688

Feasibility Study Nearing Completion

Agnico-Eagle expects to have a feasibility study completed by the end of the first quarter of 2006. The study will then undergo an independent review and will be presented to Agnico-Eagle's board for consideration in the second quarter of 2006.

Currently, a 3,000 tonnes per day mining operation is being contemplated using both open pit and underground mining methods. Initially, the operation would be an open pit operation phasing into an underground mine as the deeper reserves are developed and the deeper resource explored and converted. Based on the current probable reserves, and the proposed mining rate of 1.0 million tonnes per year, the project has a potential mine life of over 10 years.

Currently, capital expenditures have been estimated to be approximately $170 million. The mineralization is refractory and pressure oxidation has been selected as the process to extract the gold. Gold recoveries have been confirmed to be in the 87% to 90% range.

Suurikuusikko will be subject to a large scale underground exploration drilling program from a ramp as soon as possible. This will determine the ultimate size of the gold system, and is an important component of the development work proposed in the feasibility study. While the ramp would initially be used to convert resources to reserves and explore the structure, it will also be used for underground production. This program is included in the $170 million capital expenditure program which is being contemplated.

The property is fully permitted, having environmental, mining and water permits. The environmental permit is currently being amended to reflect the proposed change in treatment process.

Finland has a mining history and supplies some of the world's best processing and mining equipment. The Federal and regional governmental agencies have been and are highly supportive of the project. The property is close to infrastructure, including hydro power, a major airport, the municipality of Kittilä, and mining and construction contractors. The project also has access to a highly qualified labour force.

Managing Director, Europe Appointed

Agnico-Eagle is pleased to announce the appointment of Mr. Ingmar Haga as Managing Director, Europe. Mr. Haga will be responsible for all of Agnico-Eagle's European mining activities. Mr. Haga has over 30 years of experience in the mining industry, including 21 years with Outokumpu Mines Inc. of Finland, most recently as Vice President, Business Development.

Mr. Haga will replace Mr. Lars-Goran Ohlsson, the former Riddarhyttan Managing Director and CEO, who has announced his retirement. Mr. Ohlsson was instrumental in advancing the property from its infancy to its present state. Agnico-Eagle is pleased to announce that Mr. Ohlsson will remain involved with the Company in a consulting capacity.

Forward Looking Statements

Certain of the foregoing statements are based on preliminary views of the Company with respect to such matters as, among other things, grade, tonnage, processing, mining methods and location of surface infrastructure and actual results and final decisions may be quite different.

The information in this press release has been prepared as at February 20, 2006. Certain statements contained in this press release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. When used in this document, the words "anticipate", "expect", "estimate," "forecast," "planned" and similar expressions are intended to identify forward-looking statements. Such statements reflect the Company's views at the time with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results to be materially different from those expressed or implied by such forward-looking statements, including, among others, those which are discussed under the heading "Risk Factors" in the Company's most recently filed Annual Information Form and Annual Report on Form 20-F. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Quebec and exploration and development activities in Canada, Finland, the United States and Mexico. Agnico-Eagle's LaRonde Mine is Canada's largest gold deposit. The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 26 consecutive years.

Detailed Mineral Reserve and Resource Data

Cautionary Note to U.S. investors concerning estimates of Measured and Indicated Resources. This section uses the terms "measured" and "indicated resources." We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Cautionary Note to U.S. investors concerning estimates of Inferred Resources. This section also uses the term "inferred resources." We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

	Gold Grade	Contained Gold	Tonnes
Probable Mineral Reserve	(g/t)	(000's oz.)	(000's)

Open Pit	4.97	623	3,900

Underground	5.37	1,702	9,857

Total Probable Mineral Reserve	5.26	2,325	13,757

	Gold Grade	Contained Gold	Tonnes
Probable Mineral Reserve	(g/t)	(000's oz.)	(000's)

Open Pit	1.49	1	16

Underground	4.11	18	139

Total Measured Mineral Resource	3.84	19	155

	Gold Grade	Contained Gold	Tonnes
Probable Mineral Reserve	(g/t)	(000's oz.)	(000's)

Open Pit	1.44	4	82

Underground	4.37	229	1,633

Total Indicated Resource	4.23	233	1,715

	Gold Grade	Contained Gold	Tonnes
Probable Mineral Reserve	(g/t)	(000's oz.)	(000's)

Underground	4.35	934	6,688

Total Inferred Resource	4.35	934	6,688

Tonnage amounts and contained metal amounts presented in the tables in this news release have been rounded to the nearest 1000.

Scientific and Technical Data

The exploration results disclosed in this press release were reviewed by Normand Bédard, P.Geo. Abitibi Regional Division's Senior Geologist. The drilling, sampling and assaying procedures, the verification procedures, the quality assurance program and quality control procedures used in preparing such data may be found in the Independent Technical Report on Riddarhyttan Resources AB prepared by SRK Consulting (Canada) Inc. and dated November 15, 2005 that is filed on SEDAR.

Agnico-Eagle Mines Limited is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves. Cautionary Note to U.S. Investors-The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "measured," "indicated," and "inferred," "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, which may be secured from us, or from the SEC's website at: http://sec.gov/edgar.shtml. A "final" or "bankable" feasibility study is required to meet the requirements to designate reserves under Guide 7. Estimates were calculated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC Industry Guide 7. Industry Guide 7 requires the use of prices that reflect current economic conditions at the time of reserve determination which Staff of the SEC has interpreted to mean historic three-year average prices. The assumptions used for 2005 reserves and resources were $405 per ounce gold. There are no known relevant issues that would materially affect the estimate. No independent verification of the data has been published.

The Qualified Person responsible for the Suurikuusikko mineral resource and mineral reserve estimate is Normand Bédard P.Geo. of Abitibi Regional Division's Senior Geologist. The effective date of the estimate is February 20th 2006. A technical report describing the mineral resource and mineral reserve estimate will be filed with the securities regulatory authorities in due course.

Wireframe models of zones comprising the Suurikuusikko deposit that were used to estimate the mineral resource were derived using drill hole intercepts. The key assumptions used to determine the drill hole intercept intervals were a gold price of $405 per ounce, metallurgical recoveries of 87% for gold, and cut-off grades that varied were applied depending on whether the material could be potentially mined by open pit or by underground methods. Gold assays were cut to 50 grams per tonne. For the open pit resource models, a minimum gold grade cut-off of 1.0 grams per tonne was used to evaluate drill hole intercepts that have been adjusted to respect a minimum mining width of 3.0 metres (horizontal width). For the underground resource models, a minimum gold grade cut-off of 3.0 grams per tonne was used to evaluate drill hole intercepts that have been adjusted to respect a minimum mining width of 3.0 metres (horizontal width).

The mineral resource estimate was derived using a three dimensional block model of the deposit; the grades were interpolated using the inverse distance power squared method. In order to estimate the mineral reserve, a dilution factor was applied between 10 and 20 percent depending on the mining method. For the open pit reserve models, a minimum gold grade cut-off of 1.7 grams per tonne was used. For the underground reserve models, a minimum gold grade cut-off of 4.0 grams per tonne was used.

Canadian Administrator's National Instrument 43-101 requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonable assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.